REPORT OF VOTING RESULTS
SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the following is a summary of the results of matters voted on at the annual and special meeting of the holders of the common shares (the “Shareholders”) of Cybin Inc. (“Cybin”) held on October 12, 2023 (the “Meeting”).
There were 66 Shareholders represented in person or by proxy at the Meeting holding 91,903,025 common shares, representing 39.16% of Cybin’s total issued and outstanding common shares as at the record date for the Meeting. As the Meeting was held virtually, all resolutions were passed by a ballot vote.
1.    Acquisition Resolution
The acquisition of Small Pharma Inc. (“Small Pharma”), by way of a proposed plan of arrangement under the Business Corporations Act (British Columbia), pursuant to the terms and subject to the conditions of the arrangement agreement between Cybin and Small Pharma, dated August 28, 2023, was approved. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
43,199,295	99.410	256,200	0.590

2.    Appointment of Auditor
Zeifmans LLP was appointed auditor of Cybin until the next annual meeting of shareholders at renumeration to be fixed by the directors of Cybin. Voting results are set out below:

Votes For		Votes Withheld
#	%	#	%
91,252,133	99.292	650,891	0.708

3.    Number of Directors
The special resolution to set the number of directors of Cybin at six (6) was approved by at least two-thirds of the votes casts by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
90,712,567	98.705	1,190,458	1.295

4.    Election of Directors
Each of the nominees for election as director listed in Cybin’s management information circular dated September 13, 2023 were elected as directors of Cybin for the ensuing year or until their successors are elected or appointed. Voting results are set out below:

	Votes For		Votes Withheld
	#	%	#	%
Theresa Firestone	42,976,922	98.899	478,573	1.101
Grant Froese	43,022,128	99.003	433,368	0.997
Paul Glavine	43,012,466	98.980	443,030	1.020
Eric Hoskins	42,906,846	98.737	548,649	1.263
Mark Lawson	42,971,117	98.885	484,379	1.115
Eric So	39,668,729	91.286	3,786,767	8.714

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